EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-168942 and Form S-8 Nos. 333-151155) of our report dated March 2, 2011 (except as to the presentation of basic and diluted net income (loss) per common unit discussed in Note 16 as to which the date is September 12, 2011), with respect to the consolidated financial statements and schedule of Cheniere Energy Partners, L.P. and subsidiaries, and our report dated March 2, 2011 (except for the effect of the material weakness described in the sixth paragraph of that report, as to which the date is September 12, 2011), on the effectiveness of internal control over financial reporting of Cheniere Energy Partners, L.P. and subsidiaries, included in Amendment No. 1 to the Annual Report (Form 10-K/A) for the year ended December 31, 2010.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP

Houston, Texas
September 12, 2011